Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

02015349

9 January 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
9 January 2002	Announcement to Australian Stock Exchange Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
9 January 2002	Australian Securities and Investments Commission Lodgement Form 207 – Notification of Share Issue
9 January 2002	Australian Securities and Investments Commission Lodgement Form 208 – Notification of Details of Shares Issued Other Than for Cash

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 2/26

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

ASIC registered agent number:
lodging party or agent name: Lend Lease Corporation Limited
office, level, building name or PO Box no.: Level 46 Tower Building
street number & name: Australia Square
suburb/city: Sydney state/territory: NSW postcode: 2000
telephone: (02) 9236-6111
facsimile: (02) 9252-2192
DX number: suburb/city:

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name: Lend Lease Corporation Limited
A.C.N.: 000 226 228

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	19,188	2/1/2002

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL .purchase price	**$**

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: Shares allotted pursuant to Resolution 8 approved by shareholders at the 2000 Annual General Meeting in relation to the Non-Executive Directors' Retirement Benefit Plan (refer attached copy of the 2000 Notice of Meeting - Annexure A of 8 pages).

Signature

I certify that the information in this form is true and complete.

print name Susan June SHARPE capacity Sec

sign here S. Sharpe 9/1/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Lend Lease
CORPORATION

This is Annexure A of 8 pages referred to in form 208 – Notification of Details of Shares Issued Other Than for Cash.

S. Sharpe 9/1/2002
S J Sharpe
Company Secretary

29 September 2000

DEAR SHAREHOLDER

I am pleased to enclose your copy of the 2000 Lend Lease Annual Report. Much has happened during the year, including the sale of MLC, and the continued expansion of our global real estate capability.

As usual, the report is comprehensive. I would draw your attention in particular to the interviews with the senior executive team. These should give you a good insight into the integrated real estate strategy now being pursued by the Group.

Also enclosed is the Notice of our Annual General Meeting to be held:

Thursday, 2 November 2000

Hordern Pavilion,
Fox Studios Australia,
Moore Park, Sydney

Commencing at 7.00 pm

The Notice contains usual resolutions relating to the accounts and election of Directors and additional resolutions proposing a change in the basis of payment of Directors' fees and retirement benefits to reflect current international practice. In particular, Directors' benefits under the current retirement benefit plan will be reduced and a share plan will be introduced which will align the interests of Directors more closely with those of shareholders. I believe these changes are in the long term interests of both the Company and shareholders.

As usual, it is my pleasure, on behalf of the Board, to extend an invitation to you and your guest to attend this year's Meeting. Full details on how to RSVP and how to get to the Hordern Pavilion can be found on the attached information sheet.

As most of you know, Jill Ker Conway takes over as Chairman at the conclusion of the Annual General Meeting. So whilst this will not be the last meeting I will attend, it is certainly the last one I will Chair.

I look forward to seeing you there.

Yours sincerely,

Stuart Hornery, AO
Chairman

Notice of Meeting

Notice is given to the members of the Company that the 2000 Annual General Meeting of Shareholders will be held in the Hordern Pavilion, Fox Studios Australia, Driver Avenue, Moore Park, Sydney, New South Wales on Thursday, 2 November 2000 at 7.00 pm.

ORDINARY BUSINESS

Accounts and Reports

1. To receive the Financial Statements for the year ended 30 June 2000, together with the reports of the Directors and Auditors thereon and the Directors' Statement.

Directors

2.-4. To elect Directors,
Mr G G Edington retires in accordance with Rule 6.1(e) of the Constitution and, being eligible, submits himself for re-election.
Mr P C Goldmark retires in accordance with Rule 6.1(e) of the Constitution and, being eligible, submits himself for re-election.
Mr R A Longes retires in accordance with Rules 6.1(f) and 6.1(g) of the Constitution and, being eligible, submits himself for re-election.
Mr S G Hornery retires in accordance with Rules 6.1(f) and 6.1(g) of the Constitution but does not submit himself for re-election.

SPECIAL BUSINESS

To consider and, if thought appropriate, pass the following resolutions:

Amendment of Constitution

5. As a special resolution, that the Constitution be amended:
   (a) by deleting the Memorandum of Association; and
   (b) by amending the remainder of the Constitution in the manner described in the Explanatory Notes and shown in the copy of the Constitution submitted to the meeting and for the purposes of identification signed by the Chairman of the meeting (so that all text which is underlined in that copy is inserted into the Constitution and all text which is struck through in that copy is deleted from the Constitution).

Proportional Takeover Rules

6. As a special resolution, that the Company renew the proportional takeover provisions contained in Rule 15 of the Constitution for a period of 3 years from the date of this resolution.

Directors' Fees

7. As an ordinary resolution, that the maximum aggregate fees which may be paid to Directors under Rule 6.3(a) of the Constitution in any year be increased to US$900,000.

Non-Executive Directors' Retirement Benefit Plan

8. As an ordinary resolution, that the Company:
   (a) approve under section 200E of the Corporations Law the replacement of the Company's existing retirement allowance plan for Non-Executive Directors (approved by shareholders at the 1990 AGM) with a new retirement benefit plan as described in the Explanatory Notes; and
   (b) approve, for this purpose, the issue to or acquisition by, or for the benefit of, each Non-Executive Director of fully paid ordinary shares in the Company under the new plan, on the basis that:
   - the total number of shares issued under the plan in any year may not exceed 0.01% of the Company's issued share capital as at 1 January in the relevant year; and
   - except as otherwise approved by the Company's shareholders or permitted under the ASX Listing Rules, this approval for the issue or acquisition of shares shall only apply for Non-Executive Directors in office as at the date of this resolution.

Non-Executive Directors' Share Ownership

9. As an ordinary resolution, that Non-Executive Directors be authorised to acquire shares or interests in shares in the Company on the basis that:
   (a) the Company may issue to or fund the acquisition for, or for the benefit of, each Non-Executive Director of a number of shares in the Company in any year which is equal in value to the fees which would otherwise be payable to the Director for that year under Rule 6.3(a) of the Constitution;
   (b) any acquisitions authorised by this resolution will be made on behalf of each participating Director each half year at the price for that period determined under the rules of the Company's Share Purchase Plan;
   (c) a Director acquiring shares under this plan will not be entitled to Director's fees to an amount equal to the price of the shares acquired; and
   (d) a Director may not deal with shares acquired under this plan until the date of retirement of the Director, except as necessary to meet an earlier tax liability in respect of those shares.

The Hornery Institute

10. As a special resolution, that the Company:
   (a) approve, for all purposes, the issue to The Hornery Institute (as described in the 2000 Annual Report or an extract of it sent with the Notice of Meeting) of that number of fully paid ordinary shares in the Company which is equal in value to $10 million. For this purpose the value of the shares will be the weighted average price of the Company's shares traded on the ASX during the 5 business days prior to the date of this AGM; and
   (b) approve the giving of financial assistance to The Hornery Institute by the issue of those shares for no consideration.

The Company will disregard any votes of Directors and their associates on resolutions 7, 8 and 9 unless they are acting as proxy for other shareholders in accordance with directions given on the Proxy Form. The Chairman may also vote as proxy under a direction to vote as he may decide.

PROXIES

If you are unable to attend the Meeting, you may appoint a person to act as your proxy at the Meeting by completing the attached Proxy Form. Proxy Forms must be received in accordance with the instructions on the back of the Proxy Form by 7.00 pm on Tuesday, 31 October 2000. Please note that:

1. A shareholder entitled to attend and cast at least two votes may appoint not more than two proxies.
2. Where two proxies are appointed, each proxy may be appointed to represent a specified proportion of the shareholder's voting rights. If no proportion is specified, each proxy may exercise half of the shareholder's voting rights.
3. A proxy need not be a shareholder of the Company.

DETERMINATION OF RIGHT TO VOTE

The Board has determined that, for the purposes of the meeting, all shares on issue at the date of the meeting will be taken to be held by the persons who held them at 7:00pm on Tuesday, 31 October 2000.

CORPORATE SHAREHOLDERS

A corporate shareholder wishing to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the company's constitution and the Corporations Law authorising him or her to act as the company's representative. The authority may be sent to the Company and/or Share Registry in advance of the Meeting or handed in at the Meeting when registering as a corporate representative.

The accompanying Explanatory Notes form part of this Notice of Meeting.

By order of the Board.

Phil Crewes
Secretary, 29 September 2000

NOTICE OF MEETING

Proxy Form

For your vote to be counted this Proxy Form must be completed in accordance with the instructions overleaf.

1. TELEPHONE NUMBER

2. APPOINTS

or, if no person is named, or if the person named does not attend the Meeting or is not a legally effective choice, **the Chairman of the Meeting,** to vote in accordance with the following directions or, if no directions have been given, as the proxy or the Chairman sees fit at the Annual General Meeting of the Company to be held on Thursday, 2 November 2000 commencing at 7.00 pm and at any adjournment thereof.

3. ORDINARY BUSINESS

		For	Against	Abstain
1. Adoption of Reports and Financial Statements				
Election of Directors:	2. Mr G G Edington			
	3. Mr P C Goldmark			
	4. Mr R A Longes			
SPECIAL BUSINESS				
5. Amendment of Constitution				
6. Renewal of Proportional Takeover Rules				
7. Increase in Directors' Fees				
8. Amend Non-Executive Directors' Retirement Benefit Plan				
9. Amend Non-Executive Directors' Share Ownership Plan				
10. Issue of Shares to The Hornery Institute				

4. APPOINTMENT OF TWO PROXIES

If you are appointing two proxies state here the percentage of your voting rights applicable to this form.

%

5. SIGNATURE OF SHAREHOLDER(S)

Signature

Companies Only
Executed in accordance with the company's constitution and the Corporations Law.

Company Seal

Director

Director/Secretary

Sole Director and Sole Secretary

Instructions

1. Insert your telephone number in case we need to contact you.
2. Insert here the name of the person you wish to appoint as proxy. A proxy need not be a shareholder of Lend Lease Corporation Limited. You cannot appoint yourself. **The Chairman of the meeting will act as your proxy if you do not appoint someone.** You can vote your shares by proxy even if you plan to attend the meeting.
3. If you wish to direct your proxy regarding how to vote on the resolution, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate boxes. If the voting direction is split, the proxy holder will not be able to vote on a show of hands. The vote will be invalid if a mark is made in more than one box or if the total shareholding shown in 'FOR', 'AGAINST' and 'ABSTAIN' boxes is more than your total shareholding on the share register. If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.
4. A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. If you wish to appoint two proxies, please obtain a second Proxy Form by telephoning 1800 230 300 (within Australia) or 61 2 8280 7123 (overseas callers). Both forms should be completed with the nominated percentage of your voting rights on each form. Please return both Proxy Forms together.
5. This Proxy Form must be signed by the shareholder or by his/her authorised attorney(s); or, in the case of a joint shareholding, by one of the joint shareholders, or by their authorised attorney(s). If the shareholder is a corporation, the Proxy Form must be signed either:

- under the Common Seal of the company by two directors, or a director and a secretary; or
- by two directors, or a director and a secretary; or
- in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- under the hand of a duly authorised officer or attorney.

If the Proxy Form is signed by an attorney or authorised officer(s) of a company, then the relevant power of attorney or authority authorising that person or persons to sign must either have been exhibited previously with the Company or be enclosed with this Proxy Form. The attorney or authorised officer hereby states that no notice of revocation of power or authority has been received.

RETURN OF PROXY FORM

To be effective, this form, together with the power of attorney or other authority (if any) under which it is signed, must be sent to one of the following in sufficient time **to be received no later than 7.00 pm on Tuesday, 31 October 2000:**

- ASX Perpetual Registrars Limited, the Company's Share Registry, in the reply paid envelope provided, or post to Locked Bag A14, Sydney South NSW 1232; or
- the Company Secretary, Lend Lease Corporation Limited, Level 45 Australia Square, Sydney 2000; or
- by facsimile to the Share Registry on 61 2 8280 7646; or
- by facsimile to the Company Secretary on 61 2 9252 2192.

If you require further information on how to complete the Proxy Form please telephone Lend Lease Shareholder Services on 1800 230 300 (within Australia) or 61 2 8280 7123 (overseas callers).



Lend Lease
CORPORATION

Lend Lease 2000 Annual General Meeting – Explanatory Notes to Notice of Meeting

These Notes form part of the Notice of Meeting

RESOLUTION 5 - AMENDMENT OF THE CONSTITUTION

In 1997 the Company adopted a new Constitution. Since that time a number of amendments have been made to the Corporations Law (the "Law") as part of the Federal Government's Company Law Review Act 1998 and Corporate Law Economic Reform Program Act 1999.

As a result of these amendments, parts of the Constitution no longer reflect the existing Law.

The Board believes that it is appropriate to amend the Constitution to ensure it remains current.

In addition, the Board wishes to revise the indemnity provisions for administrative reasons (as detailed below).

These notes summarise the major changes to the Constitution. Our legal advisers, Freehills, have confirmed to the Directors that the information set out below summarises the key changes proposed. A copy of the revised Constitution identifying the detail of the changes will be available at the Meeting and is available from the Company on request to the Company Secretary.

Share capital and stock

The concepts of par value and authorised share capital have been abolished and the Company therefore no longer has a share premium account. Accordingly, it is proposed that Rule 2.4, which deals with altering authorised share capital, be deleted and that provisions dealing with these concepts and related terminology also be deleted.

The former section 202 of the Law, which dealt with the payment of interest on a company's share capital, is no longer part of the Law. Accordingly it is proposed that Rule 9.5 which permits the Company to exercise the powers conferred by section 202, be deleted.

The Law now provides that a company cannot issue bearer shares or stock or convert shares into stock. It is therefore proposed that Rule 2.9, which deals with the conversion of shares into stock, and other references to stock, be deleted.

Meetings

The Law now requires additional information to be included in notices of meeting. It is proposed to amend the provisions of the Constitution dealing with notices of meeting to clarify that a notice of meeting must include any matters required by the Law. Specific provisions have been introduced to the Law concerning members' rights to ask questions and make comments at AGMs. It is proposed that the Constitution be amended to clarify that the chairman's powers to control discussion and debate are subject to members' rights under the Law.

The existing Constitution no longer reflects the statutory position concerning who may demand a poll and when a poll may be demanded. Specifically the Law allows a poll to be demanded by 5% of voting members rather than 10% as provided under the existing Constitution. It is proposed that the Constitution be amended to be consistent with the Law.

Proxies

The Constitution currently allows proxies to be appointed only for a specific meeting. It is proposed that this be amended to reflect the new position under the Law which allows members to appoint a proxy for several general meetings or make a standing proxy appointment.

The Law now provides that it is not mandatory, when appointing 2 proxies, to specify the proportion of votes each proxy may exercise. If the voting proportions are not specified the Law provides that each proxy may exercise half of the votes. The Constitution provides that an appointment which does not specify proportions is void. This is inconsistent with the current Law. The proposed amendments reflect the current position.

Execution of documents

It is no longer mandatory for companies to have a common seal. Whilst as a matter of practice the Company does have a common seal and intends to continue to do so, it is proposed to amend the Constitution to clarify that the seal is not mandatory and documents may be executed in accordance with the Law.

Minutes

The Law contains new provisions on the requirements of minutes of meetings of members and directors and of directors' resolutions passed without a meeting. It is proposed to set out these new requirements in the Constitution, including the new requirement that the minutes record particular details in relation to proxy votes and that minute books of members' meetings be open for inspection by members.

Indemnities

The provisions of the Law relating to indemnities of officers have been rewritten. The existing indemnification provisions in the Constitution reflect the former wording of the Law. A mismatch between the wording of the Constitution and the Law may potentially result in the Company indemnifying officers to a greater or lesser extent than the Law permits. It is therefore proposed that the indemnity provisions of the Constitution be amended to reflect the new wording of the Law.

The existing indemnification provisions allow the Company to indemnify the directors and officers of related bodies corporate if determined by the directors generally or in a particular case. This means that the Board must formally approve the indemnification of individual or categories of directors and officers of related bodies corporate. Given the number of Group companies and their wide geographical spread this has proved to be administratively time consuming. The Board therefore wishes to amend this provision so that directors and officers of related bodies corporate are automatically indemnified under the Constitution unless the Board determines otherwise (either generally or in a particular case).

Terminology and section references

Under the Law, references to the "Articles of Association" should now be references to the "Constitution" and references to individual articles should be references to "Rules". The terminology used in the Constitution is proposed to be amended accordingly. Rule 15 is also to be amended to reflect different terminology used in the context of the proportional takeover provisions. Many of the section numbers of the Law have changed. It is proposed to update references to sections of the Law in the Constitution.

Memorandum of Association

The Law no longer provides for the concept of a "Memorandum and Articles of Association". This has been replaced with the concept of a "Constitution". Under transitional provisions of the Law, the Company's Memorandum and Articles of Association immediately before 1 July 1998 are now deemed to be the Company's Constitution.

With the removal of the concept of a company's share capital, paragraph 3 of the Company's Memorandum has been deleted by operation of law. The remaining provisions of the Memorandum relate to factual or historical matters which are not required to be in the Company's Constitution. It is therefore proposed that the Memorandum be omitted.

RESOLUTION 6 - PROPORTIONAL TAKEOVER BIDS

A proportional takeover offer is a takeover offer where the offer made to each shareholder is only for a proportion of that shareholder's shares. The Constitution currently includes proportional takeover provisions (Rule 15). These came into effect in 1997 when the Company adopted its existing Constitution. Under the Law, proportional takeover provisions expire after three years from adoption or renewal and may then be renewed. The Board is seeking shareholder approval to renew the proportional takeover provisions in the Constitution.

The proposed proportional takeover provisions are largely identical to those adopted in 1997 except that certain terminology has been changed in line with changes to the terminology used in the Law. A full copy of the proposed provisions will be provided to shareholders on request.

The Law requires that the following information be disclosed in this notice:

Effect

If takeover offers are made under a proportional takeover scheme, the Directors must ensure that a resolution of shareholders to approve the takeover scheme is voted on more than 14 days before the last day of the bid period.

Each shareholder has one vote for each fully paid share held. Each partly paid share carries a fraction of a vote, reflecting the amount paid up. The vote is decided on a simple majority. The bidder and its associates are not allowed to vote. If the resolution is not passed, transfers giving effect to takeover contracts for the bid will not be registered and the offer will be taken to have been withdrawn.

If the bid is approved (or taken to have been approved), the transfers must be registered (provided they comply with other provisions of the Corporations Law and the Constitution).

The Directors breach the Law if they fail to ensure the approving resolution is voted on. However, if the resolution is not voted on, the bid will be taken to have been approved.

The proportional takeover approval provisions set out above do not apply to full takeover offers and will only apply until 3 years after the date of renewal. The provisions may be renewed again, but only by a special resolution of shareholders.

Reasons

A proportional takeover bid involves an offer for only a proportion of each member's securities. This may allow control of the Company to pass without members having the chance to sell all their securities to the bidder. This may assist a bidder to take control of the Company without payment of an adequate control premium. The approval provisions will allow members to decide collectively if a proportional offer is acceptable in principle and will assist in ensuring that any partial offer is appropriately priced. At the date this notice was prepared, no Director is aware of a proposal by a person to acquire (or to increase) a substantial interest in the Company.

Potential advantages and disadvantages

The Directors consider that the takeover approval provisions have no potential advantages or disadvantages for them. They remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted.

The Board also considers that there have been no advantages or disadvantages for either the Directors or the Company's members during the period since 1997 during which the current proportional takeover provisions have been in effect.

The potential advantages of the takeover approval provisions for members of the Company are:

- members have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- the provisions may help members to avoid being locked in as a minority;
- the bargaining power of members is increased (this may help ensure that any partial offer is adequately priced); and
- knowing the view of the majority of members may help each individual member assess the likely outcome of the proportional takeover offer and to decide whether to accept or reject that offer.

The potential disadvantages for members of the Company include:

- proportional takeover offers for securities in the Company may be discouraged;
- members may lose an opportunity of selling some of their securities at a premium; and
- the chance of a proportional takeover being successful may be reduced.

The Board considers that the potential advantages for shareholders of the takeover approval provisions outweigh the potential disadvantages. In particular, shareholders as a whole are able to decide whether or not a proportional takeover bid is successful.

RESOLUTION 7 - DIRECTORS' FEES

The Board believes that the leadership of the Company is an essential part of the Company's ability to achieve success. For this reason the fees paid to Non-Executive Directors need to be competitive and must enable the Company to attract directors of international standing. To better assist the Company to appoint and retain the best people on its Board, the Board is seeking the approval of shareholders to increase the maximum aggregate Directors' fees (i.e. the total fees payable to all Non-Executive Directors). The current maximum aggregate Directors' fees is A$1,000,000.

Consistent with its aim to build a global business, a number of the Company's existing Directors are from outside Australia. As the Company grows its global business and its international profile expands the Board expects that the number of non-Australian Directors on the Board will increase. The Board believes that it will be better able to appoint and retain people from outside Australia if it is able to pay Directors' fees in US currency.

If this resolution is approved by shareholders, individual Director's fees will be set at US$50,000 per annum with additional allowances paid for chairing and travelling to Board and Committee meetings. These amounts have been set in conjunction with John Egan & Associates, independent compensation consultants, as appropriate rates against international benchmarks. The aggregate annual amount of US$900,000 comprises an increase of A$665,000. This reflects current (historically low) exchange rates and allows flexibility for additional Directors to be appointed should this be appropriate.

Detailed information regarding Directors' compensation is set out in the Annual Report.

RESOLUTION 8 - NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN

Current plan

In 1990, shareholders approved retirement allowances for Non-Executive Directors ("Existing Plan").

The allowances approved are broadly as follows:

- for Non-Executive Directors with up to 5 years service, 3 times their average annual emoluments over the previous three years;
- for Non-Executive Directors with more than 5 years service, between 3 and 5 times their average annual emoluments over the previous 3 years.

In each case, the approved allowance is proportional to length of service, with the maximum 5 times multiple paid to those with service of 15 years or more. "Emoluments" includes fees for attending, chairing and travelling to Board meetings, and consultancy fees.

Proposed new plan

Recent US trends have been to close down "defined benefit" plans such as the Existing Plan, and to introduce share-based compensation designed to align the interests of Non-Executives Directors with those of shareholders.

To conform with US trends and to align the interests of Non-Executive Directors with those of shareholders, the Board wishes to discontinue the Existing Plan and introduce a plan for Non-Executive Directors which provides continuing benefits based on share participation ("New Plan").

The New Plan is proposed to operate as follows:

- Each year from 1 January 2002, the Company will issue to, or acquire for, or for the benefit of, each Non-Executive Director a number of shares in the Company which is equal in value to up to 0.25 times the Director's fees for the previous calendar year, being the amount of fees paid for attending, chairing and travelling to Board and Committee meetings (but not consultancy fees).

- A pro-rata amount will apply to Non-Executive Directors for any part years served.
- For this purpose, the value of the shares on acquisition will be the weighted average price of the Company's shares traded on the ASX during the 5 business days prior to 1 January in each year.
- Allocations are likely to be made through the issue of shares to one of the Company's employee trusts in the various jurisdictions in which the Company now operates.
- The first allocation would be on 1 January 2002.
- Dividends paid on shares acquired under the plan may participate in the Company's Dividend Reinvestment Plan.
- The shares would be accessible only on retirement. The Directors would be exposed to share price risk until this time. However, shares could be sold at an earlier time to the extent necessary to meet an earlier tax liability in respect of the shares.

Changeover arrangements

Changeover arrangements will need to be effected to transition from the Existing Plan to the New Plan. For **current Non-Executive Directors**, the Existing Plan would be discontinued on the following basis:

- The Existing Plan applies a multiple to average emoluments over the last 3 years of service.

  The multiple is:

  - 0.6 for each of the first 5 years of service as a Non-Executive Director; and
  - 0.2 for each year over 5 years to 15 years.
- The multiple for each current Non-Executive Director would be frozen at the multiple which would have applied if the Director had retired on 31 December 2000. For example, the multiple for a Director who now has six years of service would be frozen at 3.2 (5 times 0.6 for the first 5 years plus 0.2 for the sixth year).

When a current Non-Executive Director retires they will receive an amount under the Existing Plan and an amount under the New Plan:

- Under the Existing Plan the Director will be paid an amount equal to the frozen multiple as at 31 December 2000 times their average annual emoluments over the 3 years prior to their retirement. Because the multiple will have been frozen the Non-Executive Director will receive a lesser amount under the Existing Plan upon retirement than they would have received if the Existing Plan had not been discontinued.
- Under the New Plan, the Director will receive the value of any shares acquired by them or for their benefit since its introduction.

New Non-Executive Directors will not be eligible to participate in the Existing Plan. This means that a Non-Executive Director appointed from 1 January 2001 will receive on retirement the value of their benefit under the New Plan and nothing under the Existing Plan. The ASX currently requires that new Non-Executive Directors may not receive shares under the New Plan unless specifically approved by shareholders following their appointment. While this requirement continues, the Company will in future seek shareholder approval for each new Non-Executive Director to receive shares under the New Plan.

Comparisons of benefits

The New Plan provides simple accumulation benefits based on total Lend Lease share returns. These cannot be directly compared to the Existing Plan benefits which are complicated formula benefits depending on a Director's past period of service as a Director and a Director's average annual emoluments over the 3 years prior to retirement.

Any comparison therefore depends on assumptions regarding the total return on Lend Lease shares, the level of a Director's future emoluments and the percentage used to determine the annual allocation amount under the New Plan.

Towers Perrin, international compensation and benefit consultants, have performed calculations based on the assumptions set out below and have advised that in respect of:

- **A new Non-Executive Director**, for the projected benefit under the New Plan after 10 years to exceed the projected benefit that would apply under the Existing Plan, the rate of return on Lend Lease shares would need to be approximately 13% or greater per annum.
- **Current Non-Executive Directors:**
  - The effect on benefits of the introduction of the proposed New Plan varies considerably depending on each individual Director's age, completed years as a Non-Executive Director, and level of consulting fees compared to the Director's total emoluments.
  - Assuming retirement in 5 years, all current Directors who participate in the Existing Plan are expected to receive lower benefits than if the Existing Plan continued.
  - Increasing the period to retirement to 10 years for those who would still be eligible to be Non-executive Directors, total projected retirement benefits under the New Plan for all current Directors who participate in the Existing Plan are expected to be less than they would be if the Existing Plan continued.

All the above calculations are based on fee and emolument data provided by Lend Lease for this purpose and assume a total share return of 10% per annum, fee and emolument increases of 3% per annum, share allocations under the New Plan of up to 0.25 times Director's fees, that a new Non-Executive Director would have no consultancy fees and that the level of consultancy services for current Non-Executive Directors would be maintained.

Comparison of Costs

The Existing Plan benefits are paid for directly by the Company.

Under the New Plan, there would be no payments made to current Non-Executive Directors and new shares would be issued each year to meet allocations to those Directors, subject to a maximum of 0.01% of the Company's issued share capital.

Factors affecting the value of the retirement benefit

The number of shares allocated to each Non-Executive Director each year under the New Plan will depend on the market price of the Company's shares at the time of allocation, the amount of the Director's fees during that year and on exchange rates between the US and Australian dollars on the allocation date.

The value of the retirement benefit paid to each Non-Executive Director under the New Plan will depend on the length of the Director's term of office and on the total number of shares allocated to the Director under the New Plan during that term of office. Ultimately the value received on retirement will depend on the share price at the time of retirement and dividends paid since the shares were allotted. The share price may go up or down depending on the market and dividends may also vary. The ultimate retirement benefit will therefore be linked to share price performance.

Shareholder approval

The Board is seeking shareholder approval for the above arrangements under section 200E of the Corporations Law, effectively substituting the New Plan for the Existing Plan as described above.

The ASX has granted waivers of Listing Rules 10.11 and 10.14 to allow for approval of share participation by current Non-Executive Directors under the New Plan. As a result, the Company will not be required to seek further approvals from shareholders for the acquisition of shares by Non-Executive Directors under the New Plan, provided that shareholders approve the New Plan under the Corporations Law. Further approvals under Listing Rules 10.11 and 10.14 will be required for new Non-Executive Directors if the Company wishes to allow share acquisitions by or for those Directors.

The resolution allows a maximum issue of 0.01% of the Company's issued share capital under the New Plan per year.

RESOLUTION 9 - NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP

In 1997 shareholders approved the introduction of a share ownership plan for Non-Executive Directors. At the time of approval, the ASX granted the Company the necessary Listing Rule waivers on the basis that the plan be approved again by shareholders every three years. The first three year period has now expired.

The Board continues to believe that it is desirable for Non-Executive Directors to own shares in the

Company. The Board has been advised that this is consistent with international best practice for alignment of interests with those of the shareholders. The Board is therefore seeking shareholder approval again for the share ownership plan on amended terms.

Under the current plan, Non-Executive Directors may subscribe for a maximum of 2000 shares each year (the approval was for 1000 shares which was adjusted for the Company's bonus issue of shares in 1998). The timing and price of the subscription are on the same basis as under the Company's share purchase plan. The Director effectively pays for the subscription by forgoing an equivalent amount of Director's fees.

Based on the maximum of 2000 shares each year, Directors currently receive approximately half their fees in shares.

Shareholder approval is now sought to authorise an acquisition by or on behalf of Directors of a number of shares which is equal in value to the full amount of their Director's fees (being the fees paid to them for attending, chairing and travelling to Board and Committee meetings) during each twelve month period. A Director acquiring shares under this plan would not be entitled to Directors' fees to an amount equal to the value of the shares acquired. Essentially this would mean that a Non-Executive Director could elect to receive some of his or her fees in shares, rather than by monetary payment.

The allocations would be made each half year at the price determined for that period under the rules of the Share Purchase Plan.

A Director would be restricted from dealing with shares acquired in this manner until their retirement. The Directors would be exposed to share price risk until this time. However, a Director could deal with shares at an earlier time to the extent necessary to meet an earlier tax liability in respect of the shares.

The ASX has granted the necessary Listing Rule waivers on the basis that the plan is approved by ordinary resolution of shareholders every 3 years.

Your Board believes this plan will align the interests of Non-Executive Directors more closely with the interests of shareholders (at no extra cost to the Company) and recommends the resolution.

RESOLUTION 10 - THE HORNERY INSTITUTE

The Board is asking shareholders to approve the issue to The Hornery Institute of that number of shares in the Company which is equal in value to $10 million. For this purpose the value of the shares will be the weighted average price of the Company's shares traded on the ASX during the 5 business days prior to the date of the AGM. The shares will be fully paid ordinary shares and will be issued for no consideration.

Based on the market value of $19.94 being the closing price of the Company's shares at 18 September 2000, the number of shares to be issued would be approximately 501,505 shares which is 0.098% of the Company's issued capital as at that date. This percentage will change following completion of the Company's buy-back on or about 1 October. At this stage it is not possible to predict with any certainty the number of shares which may be bought back. However, assuming a buy-back price of $20.22 and that the buy-back is fully subscribed, the proposed issue would comprise approximately 0.118% of the Company's issued capital.

Employee representatives have approved an equal one-off grant from an employee benefit vehicle, subject to shareholders approving this resolution.

A full description of The Hornery Institute and its proposed activities is set out on pages 46 to 47 of the Company's Annual Report (or an extract of it) which accompanies this Notice.

By issuing the shares for no consideration, the Company is providing financial assistance to The Hornery Institute to acquire shares in the Company. Under the Corporations Law a company may financially assist a person to acquire shares in the company without shareholder approval provided that the assistance does not materially prejudice the company, its shareholders or its ability to pay its creditors.

The Board does not consider that the issue of shares valued at $10 million to The Hornery Institute will materially prejudice the Company or its ability to pay its creditors or that the issue will materially prejudice shareholders.

The Board has decided to seek shareholder approval as it believes it is important for shareholders to have the opportunity to show their support for the establishment of The Hornery Institute.



Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

9 January 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Eight (8) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3B

Attached is Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to 19,188 ordinary shares allotted pursuant to the Company's Non-executive Directors' Retirement Benefit Plan (approved by shareholders at the 2000 Annual General Meeting).

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,188
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	SHARES ALLOTTED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN (APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$12.85
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ALLOTTED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' RETIREMENT BENEFIT PLAN (APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 JANUARY 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
430,885,789	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL	NIL

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANK EQUALLY FROM DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Sharpe .... Date: 9/1/2002
(~~Director/~~Company secretary)

Print name: Susan June SHARPE

== == == == ==

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9236-6111
facsimile (02) 9252-2192
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Lend Lease Corporation Limited
A.C.N. 000 226 228

Details of the issue

date of issue (d/m/y) 2 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Shares

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary Shares	19,188	$12.85	N/A

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Susan June SHARPE capacity Company Secretary

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information